SEAWAY VALLEY CAPITAL CORPORATION
10-18 Park Street, 2d Floor
Gouverneur, NY 13642
315-771-3034

September 2, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Andrew Mew

Re:	Seaway Valley Capital Corporation
Item 4.02 Form 8-K
Filed August 27, 2008
File No. 001-11115

Dear Mr. Mew:

This letter is provided in response to your letter addressed to the undersigned dated September 2, 2008.  Our response is set forth below the item noted by the Staff in your letter.

Form 8-K Filed August 27, 2008

1.
Please tell us if your certifying officer considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K in light of the restatement of the financial statements.  If such officer has concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods restated, you should disclose this determination in an amended Form 8-K.  Otherwise please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Response

I, the undersigned, am the certifying officer.  Upon making the determination to amend the 2007 10-KSB and the March 2008 10-Q, I reviewed the five errors that caused the amendments.  They consisted of:

▪	Accounting for the acquisition of Wisebuys Stores as an acquisition of an entity under common control;

▪	The use of non-gaap financial measures in the MD&A;

▪	An inadequate revenue recognition policy;

▪	An error in presentation of compensation on the statements of operations; and

▪	A failure to conform a number in the MD&A to a last minute change in the financial statements.

The first four errors involved mistakes in interpreting the accounting literature.  The fifth was an immaterial human error.  None of these five errors implicated disclosure controls and procedures.  Specifically, citing our disclosures in the 10-KSB and 10-Q regarding disclosure controls and procedures, none of the errors indicated that “…information required to be disclosed by us in the reports that we file or submit under the Act (had not been) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.”  For that reason, I concluded that my prior conclusions regarding disclosure controls and procedures had not been incorrect.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava
Chief Executive Officer